UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-31313

Broadwind Energy, Inc. Employees’ 401(k) Plan

(Exact name of registrant as specified in its charter)

3240 South Central Avenue

Cicero, Illinois 60804

(708) 780-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the

Broadwind Energy, Inc. Employees’ 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*                 The Broadwind Energy, Inc. Employees’ 401(k) Plan (the “Plan”) has terminated the option to invest in shares of common stock, par value $0.001 per share, of Broadwind Energy, Inc. under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Broadwind Energy, Inc. Employees’ 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BROADWIND ENERGY, INC. EMPLOYEES’ 401(K) PLAN

Date:	May 1, 2014	By:	/s/ JULIE NASS
Name: Julie Nass
Title: Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.